SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                               SCHEDULE 14D-9
                   SOLICITATION/RECOMMENDATION STATEMENT
                    PURSUANT TO SECTION 14(d)(4) OF THE
                      SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No.17)


                              AMP INCORPORATED
                         (Name of Subject Company)

                              AMP INCORPORATED
                    (Name of Person(s) Filing Statement)

                         Common Stock, no par value
            (including Associated Common Stock Purchase Rights)
                       (Title of Class of Securities)


                                031897-10-1
                   (CUSIP Number of Class of Securities)

                             David F. Henschel
                            Corporate Secretary
                              AMP Incorporated
                               P.O. Box 3608
                    Harrisburg, Pennsylvania 17105-3608
                               (717) 564-0100
    (Name, Address and Telephone Number of Person Authorized to Receive
        Notice and Communications on Behalf of the Person(s) Filing
                                 Statement)

                              With a Copy to:

                             Peter Allan Atkins
                             David J. Friedman
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                       New York, New York 10022-3897
                               (212) 735-3000




      This Amendment No.17 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 dated August 21, 1998, as amended (the "Schedule 14D-9"), filed by AMP Incorporated, a Pennsylvania corporation ("AMP"), in connection with the tender offer by PMA Acquisition Corporation, a Delaware corporation (the "Purchaser") and wholly owned subsidiary of AlliedSignal Inc., a Delaware corporation ("AlliedSignal"), to purchase shares of common stock, no par value, of AMP (the "Common Stock"), including the associated Common Stock Purchase Rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement, dated as of October 25, 1989, and as amended on September 4, 1992, August 12, 1998, August 20, 1998 and September 17, 1998 (the "Rights Agreement"), between AMP and ChaseMellon Shareholder Services L.L.C., as Rights Agent, at a price of $44.50 per Share, net to the seller in cash, as disclosed in its Tender Offer Statement on Schedule 14D-1, dated August 10, 1998, as amended, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 10, 1998, and as amended on September 14, 1998 and September 21, 1998, and the related Letter of Transmittal.

      Unless otherwise indicated, all defined terms used herein shall have the same meaning as those set forth in the Schedule 14D-9.

ITEM 2.  TENDER OFFER OF THE BIDDER.

      Item 2 is hereby amended by adding the following paragraph at the end thereof:

      On September 21, 1998, the Purchaser disclosed in Amendment No. 20 to its Tender Offer Statement on Schedule 14D-1 that it has reduced the number of Shares sought pursuant to its offer and is now offering to purchase 20,000,000 Shares at a price of $44.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 10, 1998, and as amended on September 14, 1998 and September 21, 1998, and the related Letter of Transmittal.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

      (B)  BACKGROUND; REASONS FOR THE RECOMMENDATION.

      Subsection (b) of Item 4 is hereby amended by adding the following paragraph at the end thereof:

      At a meeting held on September 22, 1998, the Board established the close of business on November 16, 1998 as the record date for purposes of determining holders of record of shares of Common Stock entitled to act by written consent with respect to the Rights Plan Proposal.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

      Subsection (f) of Item 8 is hereby amended by adding the following paragraphs at the end thereof:

      On September 22, 1998, AlliedSignal filed a motion for leave to file a second amended complaint in the United States District Court for the Eastern District of Pennsylvania. The proposed second amended complaint seeks to broaden AlliedSignal's claim regarding AMP's Amendment No. 3 to the Rights Agreement to incorporate a challenge to AMP's Amendment No. 4 to the Rights Agreement. Among other things, it seeks (i) a declaratory judgment that certain provisions of Amendment No. 4 to the Rights Agreement which make the Shareholder Rights Plan non-amendable are in violation of Pennsylvania law, (ii) a declaratory judgment that, to the extent that Pennsylvania law authorizes the amendment, such law is unconstitutional under the Supremacy Clause of the United States Constitution because it violates the Commerce Clause and the Williams Act, (iii) an order enjoining the enforcement of Amendment No. 4 to the Rights Agreement and (iv) an order enjoining AMP and all persons acting on AMP's behalf from taking action to interfere with the Consent Solicitation. AlliedSignal is also seeking summary judgment with respect to its expanded claim regarding AMP's amendments to the Rights Plan. A copy of AlliedSignal's Verified Second Amended Complaint for Declaratory and Injunctive Relief will be filed as an exhibit hereto and, when filed, shall be incorporated herein by reference, and the foregoing shall be qualified in its entirety by reference to such exhibit.

      On September 22, 1998, AMP filed an amended complaint against AlliedSignal in the United States District Court for the Eastern District of Pennsylvania. The amended complaint broadens the claims asserted by AMP in its initial complaint. It seeks, among other things, (i) an order declaring that the Pennsylvania Control-Share Acquisitions statute bars AlliedSignal from voting any Shares it may acquire pursuant to its amended tender offer and (ii) a declaratory judgment that AlliedSignal's effort, pursuant to a recent amendment to the Consent Solicitation, to delegate to non-directors authority relating to the Shareholder Rights Plan violates Pennsylvania law. The amended complaint also alleges violations of certain requirements of the federal securities laws relating to tender offers. AMP's Amended Complaint for Declaratory and Injunctive Relief is filed herewith as Exhibit 57 hereto and is incorporated herein by reference, and the foregoing is qualified in its entirety by reference to such exhibit.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

      The following exhibits are filed herewith:

      Exhibit
         No.      Description

      55          Text of a press release issued by AMP on September
                  22, 1998.

      56          Text of a press release issued by AMP on September
                  22, 1998.

      57 First Amended Complaint for Declaratory and Injunctive Relief, filed on September 22, 1998 in the United States District Court for the Eastern District of Pennsylvania in AMP Incorporated v. AlliedSignal Inc., et. al. (Civil Action No. P8-CV-4405).

      58 Information posted by AMP on its Intranet on September 22, 1998.

      59 Information posted by AMP on its Intranet on September 23, 1998.

      60 Text of a letter sent by AMP to its employees on September 23, 1998.



                                o  o  o

      This document and the exhibits attached hereto contain certain "forward-looking" statements which AMP believes are within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The safe harbors intended to be created thereby are not available to statements made in connection with a tender offer and AMP is not aware of any judicial determination as to the applicability of such safe harbor to forward-looking statements made in proxy solicitation materials when there is a simultaneous tender offer. However, shareholders should be aware that any such forward-looking statements should be considered as subject to the risks and uncertainties that exist in AMP's operations and business environment which could render actual outcomes and results materially different than predicted. For a description of some of the factors or uncertainties which could cause actual results to differ, reference is made to the section entitled "Cautionary Statements for Purposes of the 'Safe Harbor'" in AMP's Annual Report on Form 10-K for the year ended December 31, 1997, a copy of which was also filed as Exhibit 19 to the Schedule 14D-9 filed with the SEC. In addition, the realization of the benefits anticipated from the strategic initiatives will be dependent, in part, on management's ability to execute its business plans and to motivate properly the AMP employees, whose attention may have been distracted by AlliedSignal's tender offers and whose numbers will have been reduced as a result of these initiatives.



                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:September 23, 1998                  AMP Incorporated


                                          By: /s/ Robert Ripp
                                              _________________________
                                              Name:  Robert Ripp
                                              Title: Chairman and Chief
                                                     Executive Officer




                               EXHIBIT INDEX

      The following exhibits are filed herewith:

      Exhibit
         No.      Description

      55          Text of a press release issued by AMP on September
                  22, 1998.

      56          Text of a press release issued by AMP on September
                  22, 1998.

      57 First Amended Complaint for Declaratory and Injunctive Relief, filed on September 22, 1998 in the United States District Court for the Eastern District of Pennsylvania in AMP Incorporated v. AlliedSignal Inc., et. al. (Civil Action No. P8-CV-4405).

      58 Information posted by AMP on its Intranet on September 22, 1998.

      59 Information posted by AMP on its Intranet on September 23, 1998.

      60 Text of a letter sent by AMP to its employees on September 23, 1998.